

07002100



SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH. D.C.
152
SECTION

S... ...IMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065208

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pinnacle Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 Falls of Neuse, Suite 390
(No. and Street)

Raleigh (City) NC (State) 27609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Paciorek (919) 850-0888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery, & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Paciorek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Capital Markets, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE CAPITAL MARKETS, LLC

Consolidated Financial Statements
and Internal Control Report

December 31, 2006 and 2005

(With Independent Auditors' Report Theron)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Pinnacle Capital Markets, LLC:

We have audited the accompanying consolidated balance sheets of Pinnacle Capital Markets, LLC and subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 2, 2007

PINNACLE CAPITAL MARKETS, LLC

Consolidated Balance Sheets

December 31, 2006 and 2005

Assets	2006	2005
Current assets:		
Cash and cash equivalents	$ 1,378,383	687,263
Accounts receivable - trade	783,211	586,854
Other receivables	71,204	32,712
Prepaid expenses	4,408	6,137
Total current assets	2,237,206	1,312,966
Property and equipment, net	17,764	20,413
Other assets	54,816	54,816
	$ 2,309,786	1,388,195
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	64,912	54,282
Accrued commissions and fees	670,343	475,099
Total current liabilities	735,255	529,381
Contingencies		
Members' equity	1,574,531	858,814
	$ 2,309,786	1,388,195

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Income

Years ended December 31, 2006 and 2005

	2006	2005
Revenues	$ 11,137,424	6,298,460
Operating expenses:		
Commission and fees	7,078,697	3,428,634
Clearing fees	1,229,736	824,814
Technology	1,141,673	908,852
Salaries and wages	244,374	217,664
Professional fees	13,313	34,212
Office	54,999	46,110
Travel and entertainment	27,058	22,826
Regulatory fees and licenses	31,247	9,621
Rent	53,309	32,794
Insurance	29,283	22,958
Depreciation	3,799	3,291
Taxes	33,243	17,820
Legal settlement	-	75,000
Miscellaneous	31,306	15,810
	9,972,037	5,660,406
Income from operations	1,165,387	638,054
Interest income	7,197	2,407
Net income	$ 1,172,584	640,461

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statement of Changes in Members' Equity

Years ended December 31, 2006 and 2005

Members' equity, December 31, 2004	$	704,430
Net income		640,461
Withdrawals		(486,077)
Members' equity, December 31, 2005		858,814
Net income		1,172,584
Withdrawals		(456,867)
Members' equity, December 31, 2006	$	1,574,531

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 1,172,584	640,461
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,799	3,291
Changes in operating assets and liabilities:		
Accounts receivable - trade	(196,357)	(121,325)
Other receivables	(38,492)	(16,080)
Prepaid expenses	1,729	1,153
Accounts payable	10,630	(13,160)
Accrued commissions and fees	195,244	146,612
Net cash provided by operating activities	1,149,137	640,952
Cash flows from investing activities - capital expenditures	(1,150)	(8,165)
Cash flows from financing activities-members' withdrawals	(456,867)	(486,077)
Net increase in cash and cash equivalents	691,120	146,710
Cash and cash equivalents, beginning of year	687,263	540,553
Cash and cash equivalents, end of year	$ 1,378,383	687,263

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Pinnacle Capital Markets, LLC (the "Company") under the laws of the state of North Carolina on September 30, 2003, to provide investment services to investors as a securities broker-dealer. The Company is licensed to operate in six states. Currently, the Company is only operating in North Carolina. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customer's security accounts nor does it perform custodial functions related to customer securities.

The Company's wholly-owned subsidiary, Pinnacle Capital Futures, LLC, is an introducing futures dealer which engages in offering electronic futures trading to its intended client base.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pinnacle Capital Markets, LLC and its wholly-owned subsidiary, Pinnacle Capital Futures, LLC, after elimination of all significant intercompany accounts and transactions.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2006 or 2005.

(1) Organization and Significant Accounting Policies, Continued

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The consolidated financial statements, therefore, do not reflect a provision for income taxes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deposits in Excess of Federally Insured Limits

The Company had $1,153,991 and $587,263 on deposit with financial institutions in excess of federally insured limits as of December 31, 2006 and 2005, respectively. The Company considers these financial institutions to be of high credit quality.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2006 and 2005, the calculated minimum net capital was $49,017 and $35,292, respectively. The Company had net capital, as defined, of $1,390,719 and $706,578, respectively, which was $1,341,702 and $670,866 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.53 and 0.75 to 1.

PINNACLE CAPITAL MARKETS, LLC

Notes to Consolidated Financial Statements, Continued

December 31, 2006 and 2005

(3) Lease Commitments

The Company leased office space in August 2005 under a lease agreement that expires November 1, 2008. The monthly lease payment is $3,635 with a scheduled annual increase of 3%. Additionally, the lease provided a tenant incentive of two free months rent during 2005. The future payments on the non-cancelable operating lease are as follows:

Year ending December 31,	
2007	$ 45,152
2008	38,563
	$ 83,715

(4) Property and Equipment

Property and equipment consist of the following:

	2006	2005
Computer equipment	$ 21,128	19,978
Office equipment	991	991
Office furniture	6,026	6,026
	28,145	26,995
Less accumulated depreciation	(10,381)	(6,582)
	$ 17,764	20,413

(5) Contingencies

The Company was a defendant in a lawsuit filed by a former business associate of the Company's members. The suit asked for actual and punitive damages in excess of $1,000,000 for various acts of breach of contract and misappropriation of certain trade secrets. The Company believed the suit was completely without merit; however, the lawsuit was settled in 2005 for $75,000 in order to avoid protracted legal costs.

Schedule 1

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedules of Computation and Reconciliation of Net Capital in Accordance with Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006 and 2005

	2006	2005
Total assets	$ 2,309,786	1,388,195
Deduct: Aggregate indebtedness	(735,255)	(529,381)
Net equity	1,574,531	858,814
Add: Excluded indebtedness	-	-
Add: Subordinated liabilities	-	-
Deduct: Non-liquid assets	(144,220)	(112,898)
Deduct: Non-allowable ownership equity	(28,478)	(39,758)
Deduct: Securities haircuts	(11,114)	-
Net capital	$ 1,390,719	706,158
Capital requirements:		
Broker-dealer	$ 49,017	35,292
Net capital in excess of requirements	1,341,702	670,866
Net capital as above	$ 1,390,719	706,158
Net capital per December 31 FOCUS report (unaudited)	$ 1,390,719	706,158
Adjustments	-	-
Adjusted net capital, December 31	$ 1,390,719	706,158

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2006 and 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report dated February 2, 2007

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties, such as processing of cash receipts, cash disbursements and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 2, 2007